THIS DOCUMENT IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION.

References in this document to “XTL,” or the "Company," refer to XTL Biopharmaceuticals Ltd. All references herein to "$" are to US dollars, and all references to "Shekels" or "NIS" are to New Israeli Shekels.

(incorporated and registered in the State of Israel under the Israeli Companies Law - 1999 with registered number 52-003947-0)

Notice of Annual General Meeting

Receipt of Financial Statements for December 31, 2007

Appointment of Independent Auditors

Appointment of Directors

And

Notice of Extraordinary General Meeting

Grant of Options to Directors

Approval of Director's Remuneration

Notice of an annual general meeting of XTL Biopharmaceuticals Ltd. (the “Annual General Meeting”), to be held at the Conference Room of the Company at Building 3, Kiryat Weizmann Science Park, Rehovot, PO Box 370, Israel 76100 at 16:00 p.m. (Israel Time) on July 17, 2008 and of an Extraordinary General Meeting (the “Extraordinary Meeting” and collectively with the Annual General meeting, the “Meetings”) of the Company to be held at the Conference Room of the Company at Building 3, Kiryat Weizmann Science Park, Rehovot, PO Box 370, Israel 76100 at 16:30 p.m. (Israel Time) on July 17, 2008 is set out at the end of this document.

INSTRUCTIONS TO SHAREHOLDERS

Shareholders will find enclosed a proxy card for use at the Annual General Meeting. The proxy card should be completed and returned to the Company at its registered offices, Building 3, Kiryat Weizmann, Rehovot, PO Box 370, Israel 76100, in accordance with the instructions printed on it as soon as possible and, in any event, so as to be received no later than 16:00 p.m. (Israeli time) on July 17, 2008 along with confirmation of ownership in accordance with the Israel Companies Regulations (Proof of Ownership for Voting in General Meetings) - 2000.

UK certificated holders and depository interest holders will find enclosed a proxy card for use at the Meetings. The proxy cards for the Meetings should be completed and returned to the Company's UK registrars, Computershare Investor Services (Channel Islands) Limited, PO Box 83, Ordnance House, 31 Pier Road, St. Helier, Jersey, JE4 8PW, Channel Islands, in accordance with the instructions printed on them as soon as possible and, in any event, so as to be received no later than 16:00 p.m. (Israel time) on July 15, 2008. Holders of Depository Interests will find enclosed a form of instruction for use at the Meetings. The form of instruction should be completed and returned to the Company's UK registrars, Computershare Investor Services PLC, The Pavilions, Bridgwater Road, Bristol, BS13 8AE, in accordance with the instructions printed on them as soon as possible and, in any event, so as to be received no later than 16:00 p.m. (Israel time) on July 13, 2008.

ADR holders will receive a proxy with the relevant voting instructions.

Notice of Annual General Meeting and of Extraordinary Meeting

XTL Biopharmaceuticals Ltd.
(incorporated and registered in the State of Israel under the Israeli Companies Law - 1999 with registered number 52-003947-0)

Notice is hereby given, under the Companies Regulations (Publishing a Notice of a General Meeting and a Special Meeting in a Public Company) - 2000, that the Annual General Meeting of XTL Biopharmaceuticals Ltd. will be held at the Conference Room of the Company at Building 3, Kiryat Weizmann Science Park, Rehovot, PO Box 370, Israel 76100 at 16:00 p.m. (Israel Time) on July 17, 2008, and that an Extraordinary Meeting of the Company will be held at the Conference Room of the Company at Building 3, Kiryat Weizmann Science Park, Rehovot, PO Box 370, Israel 76100 at 16:30 p.m. (Israel Time) on July 17, 2008, to consider, and if thought fit, pass the following resolutions as ordinary and special resolutions, as applicable:

ANNUAL MEETING

1.	THAT the Annual Report and Financial Statements of the Company for the year ended December 31, 2007, be and are hereby received.

2.
THAT Kesselman & Kesselman (PricewaterhouseCoopers), be and are hereby appointed, as the Company’s independent auditors for the financial year ending December 31, 2008 and that the Audit Committee of the Board of Directors be and are hereby authorized to agree to the level of remuneration of the auditors in accordance with the volume and nature of their services.

3.	THAT Michael S. Weiss be and is hereby re-appointed as a Director of the Company until the closing of the next annual general meeting.

4.	THAT Ben-Zion Weiner be and is hereby re-appointed as a Director of the Company until the closing of the next annual general meeting.

5.	THAT William James Kennedy be and is hereby re-appointed as a Director of the Company until the closing of the next annual general meeting.

6.	THAT Laurence N. Charney be and is hereby re-appointed as a Director of the Company until the closing of the next annual general meeting.

DETAILS OF THE DIRECTORS SEEKING REAPPOINTMENT

Michael S. Weiss, 42, has served as a director of the Company since November 2004, and was appointed interim Chairman of the Board in March 2005 and Chairman of the Board in August 2005. Mr. Weiss is currently the Chairman and CEO of Keryx Biopharmaceuticals, Inc. (NASDAQ: KERX). Prior to that, from 1999-2002, Mr. Weiss served as CEO and Chairman, and later as the Executive Chairman, of ACCESS Oncology, Inc., a private biotechnology company subsequently acquired by Keryx. Prior to that, Mr. Weiss served as Senior Managing Director of Paramount Capital, Inc., a broker-dealer registered with the National Association of Securities Dealers. From 1991-1993, Mr. Weiss was an attorney at Cravath, Swaine & Moore. Mr. Weiss received his B.A., magna cum laude from State University of New York at Albany and was awarded a Juris Doctorate degree from Columbia University Law School.

William J. Kennedy, 63, has served as a director of the Company since February 2005. Dr. Kennedy retired as Vice President, Drug Regulatory Affairs, for Zeneca Pharmaceuticals Group in October 1999, and since that time has served as a regulatory consultant to the pharmaceutical industry. Prior to joining Zeneca Pharmaceuticals in 1986, Dr. Kennedy worked in regulatory affairs at G.D. Searle & Co., Kalipharma Inc., Berlex Laboratories, Inc. and Pfizer Pharmaceuticals, Inc. Dr. Kennedy earned a B.S. from Siena College, an M.A. from Clark University and a Ph.D in Pharmacology from SUNY, Buffalo. Prior to joining the industry in 1977, he was an Associate Research Professor at Yale University conducting research in Molecular Biology and Recombinant DNA.

Ben Zion Weiner, 64, has served as a director of the Company since February 2005. Dr. Weiner has been with Teva Pharmaceutical Industries Ltd. since 1975, after a Post Doctorate fellowship at Schering-Plough in the U.S. He received his Ph.D in Chemistry from the Hebrew University of Jerusalem. In January 2006, Dr. Weiner joined the Office of the CEO and assumed the role of Chief R&D Officer at Teva. Dr. Weiner served as Group Vice President—Global Products from April 2002 until January 2006, responsible for Global Generic Research and Development, Global Innovative Research and Development and innovative products marketing. Dr. Weiner is a member of Teva's Core Management Committee. He was granted twice the Rothschild Prize for Innovation/Export, in 1989 for the development of alpha D3 for Dialysis and Osteoporosis and in 1999 for the development of Copaxone® for Multiple Sclerosis.

Laurence N. Charney, 61, has been a director of the Company since May 2008. Mr. Charney retired from his position as a Partner of Ernst & Young LLP in June 2007, having served that firm for over thirty-five years. At Ernst & Young, Mr. Charney most recently served as the Americas Director of Conflict Management. In that role he had oversight and responsibility in ensuring compliance with global and local conflict of interest policies for client and engagement acceptance across all service lines. Mr. Charney previously served as an audit partner where his global practice focused on the media and entertainment, telecom and software industries servicing public and private companies in addressing their transactional, regulatory, corporate governance, Sarbanes-Oxley, tax and accounting challenges.  Since July 2007, he has served on the Audit Committee and Board of Directors of Marvel Entertainment, Inc. (NYSE: MVL). In June 2007, he completed a term as the Chairman of the Audit Committee of UJA - Federation of New York. Mr. Charney graduated with a BBA degree from Hofstra University and completed the Executive MBA in Business program at Columbia University.

EXTRAORDINARY MEETING

1.
THAT the grant to Michael S. Weiss of 9,898,719 options to purchase 9,898,719 Ordinary Shares nominal value NIS 0.02 each of the Company, under the terms and conditions as set forth in the attached Appendix A(A)(1) and as pre-approved by the Company's Audit Committee and by the Company's Board of Directors on March 15, 2006, is hereby approved.

2.
THAT the grant to Ben-Zion Weiner of 750,000 options to purchase 750,000 Ordinary Shares nominal value NIS 0.02 each of the Company, under the terms and conditions as set forth in the attached Appendix A(A)(2) and as pre-approved by the Company's Audit Committee and by the Company's Board of Directors on March 15, 2006, is hereby approved.

3.
THAT the grant to Ben-Zion Weiner of 300,000 options to purchase 300,000 Ordinary Shares nominal value NIS 0.02 each of the Company, under the terms and conditions as set forth in the attached Appendix A(B)(1) and as pre-approved by the Company's Audit Committee and Board of Directors on May 23, 2008, is hereby approved.

4.
THAT the grant to William James Kennedy of 300,000 options to purchase 300,000 Ordinary Shares nominal value NIS 0.02 each of the Company, under the terms and conditions as set forth in the attached Appendix A(B)(2) and as pre-approved by the Company's Audit Committee and Board of Directors on May 23, 2008, is hereby approved.

5.
THAT the remuneration terms for Laurence N. Charney, as set forth in the attached Appendix A(C), and as pre-approved by the Company's Audit Committee and Board of Directors on May 23, 2008, is hereby approved.

Shareholders of record at the close of business on June 2, 2008 are entitled to notice of, and to vote at the Meetings. All shareholders are cordially invited to attend the Meetings in person.

Resolutions 1, 2, 3, 4, 5 and 6 of the Annual General Meeting and Resolution 1, 2, 3, 4 and 5 of the Extraordinary Meeting shall each be carried by a simple majority.

Shareholders who do not expect to attend the Meetings in person are requested to mark, date, sign and mail the proxy as promptly as possible. Beneficial owners who hold their shares through members of the Tel Aviv Stock Exchange ("TASE") may either vote their shares in person at the Meeting by presenting a certificate signed by a member of the TASE which complies with the Israel Companies Regulations (Proof of Ownership for Voting in General Meetings) - 2000 as proof of ownership of the shares (the "Certificate"), or send such Certificate along with a duly executed proxy to Kantor & Co. - Law Offices OZ HOUSE, 12th Floor 14 Abba Hillel Street Ramat Gan, ISRAEL 52506.

The Notice of the Meetings and the Proxy Form is available for the public at the Israel Securities Authority's site: www.magna.isa.gov.il and at the Company's office at Building 3, Kiryat Weizmann Science Park, Rehovot, PO Box 370, Israel 76100. A copy of the Notice of the Meetings is also available on the US Securities Exchange Edgar site: http://www.sec.gov/.

Recommendation

The Board believe that the resolutions are in the best interests of XTL Biopharmaceuticals Ltd. and its Shareholders as a whole and, accordingly, the Board unanimously recommend you to vote in favour of the resolutions set out in this Annual General Meeting and Extraordinary Meeting notice.

By order of the Board	Registered Office:
Ronen Kantor	Building 3
Company Secretary	Kiryat Weizmann Science Park
Rehovot 76100
Israel

June 12, 2008

Notes:

1	A member who is entitled to attend and vote at the meeting may appoint one or more proxies to attend and to vote instead of him or her. A proxy need not be a member of the Company.

2	Completion and return of a form of proxy will not preclude a shareholder who is not an ADR holder from attending and voting at the Meeting in person if he or she subsequently decides to do so.

Appendix A

(A) Grant of Options Michael S. Weiss and Ben-Zion Weiner

(1)	Michael S. Weiss - a grant of additional 9,898,719 Options to purchase Ordinary Shares of the Company, with vesting as follows:

i.
3,299,573 to vest over three (3) years so that 1,099,861 options shall vest upon the first anniversary of the issuance of the options and 274,964 options shall vest at the end of each quarter thereafter so that upon the end of the three (3) year period, 3,299,573 options shall be vested.

ii.
1/3 of the options (3,299,573) shall vest and be exercisable upon the Company achieving a total market capitalization on a fully diluted basis of more than $350 million, as determined utilizing the Market Capitalization Formula (defined below); and

iii.
1/3 of the options (3,299,573) shall vest and be exercisable upon the Company achieving a total market capitalization on a fully diluted basis of more than $550 million, as determined utilizing the Market Capitalization Formula (defined below).

iv.	Exercise Price per option shall be: $0.713.
v.	The options have a term of five (5) years from grant date.
vi.	In accordance with the terms and conditions of the Company's 2001 Share Option Plan.

(2)	Ben-Zion Weiner - a grant of additional 750,000 Options to purchase Ordinary Shares of the Company with vesting as follows:

i.
250,000 to vest over three (3) years so that 83,328 options shall vest upon the first anniversary of the issuance of the options and 20,834 options shall vest at the end of each quarter thereafter so that upon the end of the three (3) year period, 250,000 options shall be vested.

ii.
1/3 of the options (250,000) shall vest and be exercisable upon the Company achieving a total market capitalization on a fully diluted basis of more than $350 million, as determined utilizing the Market Capitalization Formula (defined below); and

iii.
1/3 of the options (250,000) shall vest and be exercisable upon the Company achieving a total market capitalization on a fully diluted basis of more than $550 million, as determined utilizing the Market Capitalization Formula (defined below).

iv.	Exercise Price per option shall be: $ 0.713.
v.	The options have a term of five (5) years from grant date.
vi.	In accordance with the terms and conditions of the Company's 2001 Share Option Plan.

The “Market Capitalization Formula” shall be calculated as follows:
(A)	the amount obtained as the product of

(1)
the fully diluted Ordinary Shares (including shares attributable to all options, warrants, other purchase rights and convertible securities, which are in the money and including shares held by affiliates (collectively "market capitalization shares")), multiplied by

(2)	the quotient of:
(x)
the three (3) consecutive trading day average of the closing price of the American Depository Shares ("ADS"), as reported by the NASDAQ Stock Market (or such other exchange as such shares are then listed or in the good-faith determination of the Board of Directors, if not then listed or quoted), divided by

(y)	the number of Ordinary Shares then represented by each ADS; plus

(B)	long-term debt (as of any date); minus

(C)	Working Capital (as defined below); and minus

(D)	the aggregate exercise price of all options and warrants included in the market capitalization shares.

The term “Working Capital” shall mean as of any date, (1) the current assets plus investment securities or cash equivalents thereof or similar assets that have maturities in excess of 12 months, minus (2) current liabilities.

(B) Grant of Options to Ben-Zion Weiner and William James Kennedy

(1).	Ben-Zion Weiner - a grant of additional 300,000 Options to purchase Ordinary Shares of the Company with vesting as follows:

300,000 options to vest over three (3) years in a linear manner so that 8,334 options shall vest upon every month during which he shall serve as a director of the Company for 36 months from the issuance of the options (on the last month, 8,310 shall vest) so that upon the end of the three (3) year period, 300,000 options shall be vested. The exercise price for each such option shall be equal to the closing price of the Company's ADRs on the NASDAQ Stock Market at the date of the Extraordinary Meeting, divided by ten (10). The options have a term of ten (10) years from grant date, and are granted in accordance with the terms and conditions of the Company's 2001 Share Option Plan.

(2)	William James Kennedy - a grant of additional 300,000 Options to purchase Ordinary Shares of the Company with vesting as follows:

300,000 options to vest over three (3) years in a linear manner so that 8,334 options shall vest upon every month during which he shall serve as a director of the Company for 36 months from the issuance of the options (on the last month, 8,310 shall vest) so that upon the end of the three (3) year period, 300,000 options shall be vested. The exercise price for each such option shall be equal to the closing price of the Company's ADRs on the NASDAQ Stock Market at the date of the Extraordinary Meeting, divided by ten (10). The options have a term of ten (10) years from grant date, and are granted in accordance with the terms and conditions of the Company's 2001 Share Option Plan.

(C) Remuneration of Laurence N. Charney

Annual Monetary Compensation - $60,000 per annum, paid in 4 quarterly payments, with no additional payment per meeting.

Grant of Options- 200,000 Options to purchase Ordinary Shares of the Company to vest over three (3) years in a linear manner so that 5,556 options shall vest upon every month during which he shall serve as a director of the Company for 36 months from the issuance of the options (on the last month, 5,540 shall vest) so that upon the end of the three (3) year period, 200,000 options shall be vested. The exercise price for each such option shall be equal to the closing price of the Company's ADRs on the NASDAQ Stock Market at the date of the Extraordinary Meeting, divided by ten (10). The options have a term of ten (10) years from grant date, and are granted in accordance with the terms and conditions of the Company's 2001 Share Option Plan.